CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Annual Report on Form 40-F of our reports dated November 30, 2009 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2009 and 2008 and for each of the years in the three-year period ended August 31, 2009, and the internal controls over financial reporting of Shaw Communications Inc. as at August 31, 2009.

Calgary, Canada
November 30, 2009	Chartered Accountants